UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	31 July 2025 - “Second Tranche of Share Buyback Programme”

99.1

Haleon plc: Second Tranche of Share Buyback Programme

31 July 2025: Further to the announcement made on 28 March 2025, Haleon plc (the "Company", or "Haleon") today announces that it is commencing a second tranche of the share buyback programme to purchase ordinary shares of £0.01 each in the Company (the "Shares") up to an aggregate consideration of £280 million (the "Second Tranche").

Approximately £130 million worth of Shares will be repurchased in the Second Tranche (representing the remainder of the £500 million allocated to share buybacks in 2025 announced on 27 February 2025). These Shares will be cancelled.

In addition, approximately £150 million worth of Shares will be repurchased as part of the Second Tranche for the purposes of satisfying Haleon's obligations under its existing employee share plans in 2026 and 2027. These Shares will be held as treasury shares (with no voting or dividend rights).

The Second Tranche will commence immediately and end no later than 1 December 2025. The purpose of the Second Tranche is to reduce the Company's share capital.

In connection with the Second Tranche, the Company has entered into an irrevocable agreement with Citigroup Global Markets Limited ("Citi"), for the purchase by Citi of the Shares. Under the terms of the agreement, any purchase of Shares by Citi will be carried out on the London Stock Exchange and/or CBOE Europe Limited. Citi will make trading decisions in relation to the Second Tranche independently of Haleon with regard to the timing of the purchase, including during any closed period.

Notes
The maximum number of Shares that may be purchased as part of the Second Tranche under the Company's existing authority obtained at its Annual General Meeting held on 28 May 2025 (the "2025 Authority") is 884,608,266, being the amount of the 2025 Authority not yet utilised as at the date of this announcement.

Any purchases of Shares under the Second Tranche contemplated by this announcement will be effected within certain pre-set parameters and will be subject to the terms of the arrangement with Citi. The Buyback Programme will operate in accordance with (i) the 2025 Authority; (ii) the assimilated UK Market Abuse Regulation No. 596/2014 and assimilated Commission Delegated Regulation (EU) 2016/1052 (in each case as they form part of law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018) (as amended) and (iii) Chapter 9 of the UK Financial Conduct Authority's UK Listing Rules.

On 26 June 2025, the Company completed the first tranche of its share buyback programme. Between 28 March 2025 and 26 June 2025, the Company repurchased 51,036,522 Shares for an aggregate consideration of c. £200m. The Company had also repurchased 44,155,844 Shares from Pfizer for c. £170m by way of an off-market share buyback on 21 March 2025.

Amanda Mellor
Company Secretary

Enquiries

Investors		Media
Jo Russell	+44 7787 392441	Zoë Bird	+44 7736 746167
Rakesh Patel	+44 7552 484646	Victoria Durman	+44 7894 505730
Email: investor-relations@haleon.com		Email: corporate.media@haleon.com

About Haleon
Haleon (LSE/NYSE: HLN) is a global leader in consumer health, with a purpose to deliver better everyday health with humanity. Haleon's product portfolio spans six major categories - Oral Health, Vitamins, Minerals and Supplements (VMS), Pain Relief, Respiratory Health, Digestive Health, and Therapeutic Skin Health and Other. Its long-standing brands - such as Advil, Centrum, Otrivin, Panadol, parodontax, Polident, Sensodyne, Theraflu and Voltaren - are built on trusted science, innovation and deep human understanding.

For more information, please visit www.haleon.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Date: July 31, 2025	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary